FORM 4
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(f) of the Investment Company Act of 1940

____Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b)

1.  Name and Address of Reporting Person

    French, Donald Anthony
    425 Corporate Circle
    Golden, CO  80401

2.  Issuer Name and Ticker or Trading Symbol

    Unique Mobility, Inc. (UQM)

3.  IRS or Social Security Number of Reporting Person (Voluntary)

    ###-##-####

4.  Statement for Month/Year

    February, 2000

5.  If Amendment, Date of Original (Month/Year)

    N/A

6.  Relationship of Reporting Person to Issuer

    Officer:  Treasurer and Secretary

TABLE I-Non-Derivative Securities Acquired, Disposed Of, or Beneficially Owned

1.  Title of Security (Instr. 3)

    Line 1 - Common Stock

2.  Transaction Date (Month/Day/Year)

    Line 1 - February 11, 2000

3.  Transaction Code (Instr. 8)

    Line 1 - Code:  J

4.  Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

    Line 1- Amount: 8,415 Shares; (A) or (D): Disposed;Price:$8.50 Per Share

5.  Amount of Securities Beneficially Owned at End of Month 	(Instr. 3 and 4)

    37,826 Shares.

6.  Ownership Form:  Direct (D) or Indirect (I) (Instr. 4)

    All Holdings are Indirect

7.  Nature of Indirect Beneficial Ownership (Instr. 4)

    37,826 Shares Indirectly by a Limited Partnership of which Mr. French is the General Partner and 11,000 Shares Indirectly by a Trust for the Benefit of Mr. French

TABLE II-Derivative Securities Acquired, Disposed Of, or Beneficially Owned
         (e.g., Puts, Calls, Warrants, Options, Convertible Securities)

1.  Title of Derivative Security (Instr. 3)

    Line 1 - Call Option
    Line 2 - Call Option
    Line 3 - Call Option

2.  Conversion or Exercise Price of Derivative Security

    Line 1 - $8.75 Per Share
    Line 2 - $8.75 Per Share
    Line 3 - $8.75 Per Share

3.  Transaction Date (Month/Day/Year)

    Line 1 - February 8, 2000
    Line 2 - February 8, 2000
    Line 3 - February 8, 2000

4.  Transaction Code (Instr. 8)

    Line 1 - Code:  A
    Line 2 - Code:  A
    Line 3 - Code:  A

5. Number of Derivative Securities Acquired (A) or Disposed of(D) (Instr. 3, 4 and 5)

Line 1 - Granted Call Option on 20,000 Shares of Common Stock
Line 2 - Granted Call Option on 20,000 Shares of Common Stock
Line 3 - Granted Call Option on 20,000 Shares of Common Stock

6.  Date Exercisable and Expiration Date (Month/Day/Year)

    Line 1 - Date Exercisable:  February 8, 2001
    Line 1 - Expiration Date:   February 7, 2010
    Line 2 - Date Exercisable:  February 8, 2002
    Line 2 - Expiration Date:   February 7, 2010
    Line 3 - Date Exercisable:  February 8, 2003
    Line 3 - Expiration Date:   February 7, 2010

7.  Title and Amount of Underlying Securities (Instr. 3 and 4)

    Line 1 - Title:  Common Stock; Amount:  20,000 Shares
    Line 2 - Title:  Common Stock; Amount:  20,000 Shares
    Line 3 - Title:  Common Stock; Amount:  20,000 Shares

8.  Price of Derivative Security (Instr. 5)

    N/A

9.  Number of Derivative Securities Beneficially Owned at End of
    Month (Instr. 4)

    Call Options on 475,571 Shares

10. Ownership Form of Derivative Security:  Direct (D) or Indirect (I)
    (Instr. 4)

    475,571 Shares Indirect

11. Nature of Indirect Beneficial Ownership (Instr. 4)

    Limited Partnership of which Mr. French is the General Partner

Explanation of Responses: Code J - Disposition represents the exchange of common stock to the Company in satisfaction of outstanding loans made to Mr. French by the Company upon the exercise of call options.

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a)


/s/Donald A. French                                March 10, 2000
**Signature of Reporting Person                         Date